EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007
		(Restated)		(Restated)
Consolidated income (loss) before provision for (benefit from) income taxes	$25	($16)	$712	$266
Fixed charges:
Interest[1]	642	990	685	1,663
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	4	4
Total fixed charges	644	992	689	1,667
Earnings available for fixed charges	$669	$976	$1,401	$1,933
Ratio of earnings to fixed charges	1.04	(A)	2.03	1.16

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

(A) Due to our loss in the second quarter of fiscal 2008, the ratio coverage was less than one to one.  We must generate additional earnings of $16 million to achieve a coverage of one to one.